# Avadain, Inc.
**A Delaware Corporation**

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2024 and 2023

# Avadain, Inc.

**TABLE OF CONTENTS**

|  | **Page** |
|---|---|
| Independent Auditor's Report | 1 |
| Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years then ended: | |
| Consolidated Balance Sheets | 3 |
| Consolidated Statements of Operations | 4 |
| Consolidated Statements of Changes in Stockholders' Equity | 5 |
| Consolidated Statements of Cash Flows | 6 |
| Notes to the Consolidated Financial Statements | 7 |



To the Board of Directors of
Avadain, Inc.
Eads, Tennessee

## INDEPENDENT AUDITOR'S REPORT

### Opinion

We have audited the accompanying consolidated financial statements of Avadain, Inc. and subsidiary (the "Company") which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

### Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance

**Artesian CPA, LLC**
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

**Artesian CPA, LLC**
Denver, Colorado
March 10, 2025

**Artesian CPA, LLC**
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

# AVADAIN, INC.
## CONSOLIDATED BALANCE SHEETS
### As of December 31, 2024 and 2023

| | | 2024 | | 2023 |
|---|---|---:|---|---:|
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 3,338,420 | $ | 4,106,921 |
| Subscription receivable | | - | | 100,000 |
| Grants receivable | | 157,989 | | 176,642 |
| Prepaid expenses | | 151,243 | | 2,665 |
| Deferred offering costs | | - | | 2,501 |
| Total Current Assets | | 3,647,652 | | 4,388,729 |
| | | | | |
| Non-current Assets: | | | | |
| Patents, net | | 722,900 | | 592,850 |
| Equipment in progress | | 1,166,629 | | - |
| Total Non-current Assets | | 1,889,529 | | 592,850 |
| | | | | |
| TOTAL ASSETS | $ | 5,537,181 | $ | 4,981,579 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 69,331 | $ | 45,359 |
| Due to related party | | 1,222 | | - |
| Due to patent attorney, current portion | | 16,250 | | 102,343 |
| Total Current Liabilities | | 86,803 | | 147,702 |
| | | | | |
| Non-current Liabilities: | | | | |
| Due to patent attorney, net of current portion | | 277,794 | | 277,794 |
| Total Non-current Liabilities | | 277,794 | | 277,794 |
| | | | | |
| Total Liabilities | | 364,597 | | 425,496 |
| | | | | |
| Stockholders' Equity: | | | | |
| Preferred Stock, $0.00001 par, 100,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2024 and 2023 | | - | | - |
| Class A Common Stock, $0.00001 par, 8,750,000 shares authorized, 787,575 and 444,575 shares issued and outstanding as of December 31, 2024 and 2023, respectively | | 8 | | 5 |
| Class A-1 Common Stock, $0.00001 par, 1,250,000 shares authorized, 1,249,535 shares issued and outstanding as of both  December 31, | | 12 | | 12 |
| Class B Common Stock, $0.00001 par, 4,900,000 shares authorized, 4,900,000 shares issued and outstanding as of both December 31 2024 and 2023 | | 49 | | 49 |
| Additional paid-in capital | | 9,923,113 | | 7,751,714 |
| Accumulated deficit | | (4,750,598) | | (3,195,697) |
| Total Stockholders' Equity | | 5,172,584 | | 4,556,083 |
| | | | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 5,537,181 | $ | 4,981,579 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

**AVADAIN, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**For the years ended December 31, 2024 and 2023**

|  | 2024 | 2023 |
|---|---|---|
| Revenue | $ - | $ - |
| Operating Expenses: | | |
| General and administrative | 646,154 | 585,530 |
| Research and development | 653,660 | 672,437 |
| Sales and marketing | 550,901 | 729,848 |
| Total Operating Expenses | 1,850,715 | 1,987,815 |
| Loss from operations | (1,850,715) | (1,987,815) |
| Other Income: | | |
| Grant income | 157,989 | 141,642 |
| Interest income | 137,825 | 17,238 |
| Total Other Income | 295,814 | 158,880 |
| Provision for income taxes | - | - |
| Net Loss | $ (1,554,901) | $ (1,828,935) |

# AVADAIN, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### For the years ended December 31, 2024 and 2023

| | Class A Common Stock | | Class A-1 Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| Balance at December 31, 2022 | 200,568 | $ 2 | 341,656 | $ 3 | 4,900,000 | $ 49 | $ 2,001,703 | $ (1,366,762) | $ 634,995 |
| Issuance of Class A Common Stock through Regulation D $4 | 151,250 | 2 | - | - | - | - | 604,998 | - | 605,000 |
| Issuance of Class A Common Stock through Regulation D $5 | 72,000 | 1 | - | - | - | - | 359,999 | - | 360,000 |
| Issuance of Class A-1 Common Stock through Regulation Crowdfunding $5 | - | - | 898,890 | 9 | - | - | 4,494,441 | - | 4,494,450 |
| Issuance of Class A-1 Common Stock for broker compensation $5 | - | - | 8,989 | - | - | - | 44,945 | - | 44,945 |
| Stock issued for services | 20,757 | - | - | - | - | - | 103,598 | - | 103,598 |
| Stock compensation expense | - | - | - | - | - | - | 421,173 | - | 421,173 |
| Offering costs | - | - | - | - | - | - | (279,143) | - | (279,143) |
| Net loss | - | - | - | - | - | - | - | (1,828,935) | (1,828,935) |
| Balance at December 31, 2023 | 444,575 | 5 | 1,249,535 | 12 | 4,900,000 | 49 | 7,751,714 | (3,195,697) | 4,556,083 |
| Issuance of Class A Common Stock through Regulation D $5 | 343,000 | 3 | - | - | - | - | 1,714,997 | - | 1,715,000 |
| Stock compensation expense | - | - | - | - | - | - | 458,901 | - | 458,901 |
| Offering costs | - | - | - | - | - | - | (2,499) | - | (2,499) |
| Net loss | - | - | - | - | - | - | - | (1,554,901) | (1,554,901) |
| Balance at December 31, 2024 | 787,575 | $ 8 | 1,249,535 | $ 12 | 4,900,000 | $ 49 | $ 9,923,113 | $ (4,750,598) | $ 5,172,584 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

# AVADAIN, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### For the years ended December 31, 2024 and 2023

|  | 2024 | 2023 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (1,554,901) | $ (1,828,935) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Stock compensation expense | 458,901 | 421,173 |
| Stock issued for services | - | 103,598 |
| Amortization of patents | 52,690 | 38,276 |
| Changes in operating assets and liabilities: | | |
| Decrease /(increase) in grant receivables | 18,653 | (91,642) |
| Decrease /(increase) in prepaid expenses | (148,578) | (2,046) |
| Decrease /(increase) in deferred offering costs | 2,501 | 318 |
| Increase/(decrease) in accounts payable | 23,972 | 18,024 |
| Increase/(decrease) in due to related party | 1,222 | - |
| Increase/(decrease) in accrued wages | - | (43,750) |
| Net cash used in operating activities | (1,145,540) | (1,384,984) |
| | | |
| **Cash flows from investing activities** | | |
| Cash paid for patents and application costs | (268,833) | (140,605) |
| Additions to equipment in process (pilot production unit) | (1,166,629) | - |
| Net cash used in investing activities | (1,435,462) | (140,605) |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of Class A Common Stock | 1,715,000 | 865,000 |
| Collection of subscription receivables | 100,000 | - |
| Proceeds from issuance of Class A-1 Common Stock | - | 4,494,450 |
| Offering costs | (2,499) | (234,198) |
| Net cash provided by financing activities | 1,812,501 | 5,125,252 |
| | | |
| Net change in cash | (768,501) | 3,599,663 |
| | | |
| Cash at beginning of the year | 4,106,921 | 507,258 |
| Cash at end of the year | $ 3,338,420 | $ 4,106,921 |
| | | |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid for interest expense | $ - | $ - |
| Cash paid for income tax | $ - | $ - |
| | | |
| **Supplemental disclosure of non-cash investing and financing activity:** | | |
| Capitalized patent costs in exchange for due to patent attorney | $ 16,250 | $ 101,552 |
| Stock issued for broker compensation | $ - | $ 44,945 |
| Stock issued for services | $ - | $ 103,598 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

## NOTE 1: NATURE OF OPERATIONS

Avadain, Inc. (the "Company") is a corporation organized on September 15, 2021 under the laws of Delaware. The Company was formed for the purpose of upscaling its patented technology to reliably and sustainably manufacture high-quality (i.e., large, thin, and nearly defect-free) graphene flakes and then to license this technology to advanced materials manufacturers and others.

Avadain, LLC, a limited liability company formed under the laws of Delaware on September 21, 2020, became a wholly owned subsidiary of the Company on September 22, 2021. Avadain, LLC, owned by Bastille, LLC, was under common control of the Company. Avadain, LLC was initially formed to commercialize the graphene technology developed by Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V. ("Fraunhofer"), a German not-for-profit research organization. On December 23, 2020, Fraunhofer assigned the patents and patent applications for the graphene technology to Avadain, LLC. Upon acquisition by the Company, Avadain, LLC exists solely as a holding company for the Company's intellectual property.

As of December 31, 2024, the Company has not commenced its planned operations as it continues upscaling its technology to mass production and has not generated operating revenues. Once the Company commences its planned principal operations of licensing its technology, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The consolidated financial statements include all accounts of Avadain, Inc. and Avadain, LLC. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized.

Developing and commercializing the Company's planned products requires significant capital, and based on the current operating plans, the Company expects to continue to incur operating losses for the foreseeable future.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash balance exceeded the federally insured limits by $2,902,034 and $3,606,921, respectively, and therefore subjects the Company to a significant credit risk.

The Company has $186,386 and $592,647 cash in bank held at one accredited financial institution and $3,152,034 and $3,514,274 in money market account as of December 31, 2024 and 2023, both respectively. Interest income recognized from the Company's money market accounts amounted to $137,825 and $17,238 for the years ended December 31, 2024 and 2023, respectively.

Grants Income and Receivable

The Company has received grants from governmental granting agencies. As there is no guidance for government grants under US GAAP for a for-profit entity, the Company has adopted accounting policies by analogy to International Audit Standards 20 and ASC 958-605, whereby the Company recognizes its grant income in the period in which the associated expenses are incurred, when there is reasonable assurance that the entity will comply with the conditions, and there is reasonable assurance that the grant will be received. The Company presents grant income in other income on the consolidated statement of operations.

Receivables, representing amounts due from grantors, are recorded at amounts estimated by management to be the net realizable value. The Company periodically evaluates the collectability of grants receivable and establishes a reserve for uncollectible accounts based on an evaluation of the specific unpaid account balances. No allowances were required as of December 31, 2024 and 2023.

Grants under an expense reimbursement program administered by a US Federal agency program represented 100% of the Company's grant income for both the years ended December 31, 2024 and 2023. Grant receivables were $157,989 and $176,642 as of December 31, 2024 and 2023, respectively. The grant therefore presents a concentration risk and there is no assurance that the Company will receive any additional funding under these grant programs or any others.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Intangible Assets

Intangible assets include patents. Costs to acquire rights to a patent are capitalized and amortized over their expected economic useful life. Where the future benefits of the patent rights are unknown, costs are expensed as incurred.

| Patent | Useful Life |
|---|---|
| Group 1 | |
| Family 1: Graphene and the Production of Graphene | March 1, 2022 through |
| Family 2: Method and Apparatus for the Expansion of Graphite | December 31, 2036 |
| Group 2 | |
| Family 3: Electrochemical Exfoliation of Graphite for | April 27, 2023 through |
| Production Of Graphene Flakes and Production of Graphene | April 26, 2043 |
| by Electrochemical Exfoliation | |

The cost basis of the intangible patent assets was $837,240 and $654,500, which is presented net of accumulated amortization of $114,340 and $61,650, resulting to a carrying value of $722,900 and $592,850 as of December 31, 2024 and 2023, all respectively.  Amortization expense of $52,690 and $38,276 was recorded for the years ended December 31, 2024 and 2023, respectively.

Equipment in Process (Pilot Production Unit)

Equipment in process, which pertains to the Company's pilot production unit, is recorded at historical cost less accumulated depreciation and amortization, and impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The cost of an item of property and equipment also includes costs of dismantlement, removal or restoration and the related obligation that the Company incurs at the end of the lease term. The cost of an item of property and equipment is recognized as an asset if it is probable that future economic benefits associated with the asset will flow to the entity and the cost of the asset can be measured reliably. Costs of $1,166,629 were capitalized during the year ended December 31, 2024. No depreciation has been recorded as of December 31, 2024 as the unit is not yet completed and utilized.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are recognized in the consolidated statements of operations during the financial period in which these are incurred.

Construction in progress, include cost of construction, equipment and other direct costs, are recorded at cost. These are not depreciated until such time as the relevant assets are completed and put into operational use.

Depreciation and amortization on assets are calculated using the straight-line method to allocate their cost to their residual values over the estimated useful lives of 3 years.  Upon completion and utilization, which it expects to commence in June 2025, the Company expects to depreciate the pilot production unit through January 2028.

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at each reporting date to ensure that the method and period of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment. An asset's carrying amount is written down immediately to its recoverable amount if the carrying amount is greater than its estimated recoverable amount.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal at which time the cost and their related accumulated depreciation and amortization are removed from the accounts. Any gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in the consolidated statements of operations.

**AVADAIN, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**As of December 31, 2024 and 2023 and for the years then ended**

Impairment of Long-Lived Assets (Intangible Assets and Property and Equipment)

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company reviews its long-lived assets for impairment annually and determined no impairment charge was necessary for the years ended December 31, 2024 and 2023.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the years ended December 31, 2024 and 2023, the Company has not earned any revenue from operations.

Sales and Marketing Expenses

The Company expenses sales and marketing expenses as they are incurred and reported as part of the operating expenses in the consolidated statements of operations. Sales and marketing expenses amounted to $550,901 and $729,848 for the years ended December 31, 2024 and 2023, respectively.

Research and Development Costs

Research and development costs are expensed as they are incurred and reported as part of the operating expenses in the consolidated statements of operations. Research and development costs amounted to $653,660 and $672,437 for the years ended December 31, 2024 and 2023, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation". The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company's subsidiary is a limited liability company and taxed as a disregarded entity. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member, Avadain, Inc.

Reclassification of Prior Year Balances

The consolidated financial statements for the prior year have been reclassified to conform to the current year's presentation. These reclassifications had no impact on the total equity or net income of the prior year. Specifically, certain amounts previously reported in general and administrative expenses and sales and marketing expenses have been reclassified to research and development expenses to enhance comparability and provide a more accurate representation of the Company's results of operations.

## NOTE 3:  GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has incurred negative cash flows from operations, has sustained net losses of $1,554,901 and $1,828,935 for the years ended December 31, 2024 and 2023, respectively, and has an accumulated deficit of $4,750,598 as of December 31, 2024.  These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:
1. The Company's current cash position is approximately $3.34 million which is adequate to cover the expected upcoming one year cash flow needs.  Cumulative losses for the current and prior years are approximately $3.38 million with operating cash outflows for the last two years amounting to $2.53 million.  Therefore, management assessed that the current capital on hand as of the date these consolidated financial statements were available to be issued should sufficiently fund operations of the Company in the foreseeable future.
2. The Company plans to continue to raise capital as necessary to fund its operating needs (see Note 8).

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.  No assurance can be given that the Company will be successful in these efforts.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

**AVADAIN, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**As of December 31, 2024 and 2023 and for the years then ended**

## NOTE 4:  STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 15,000,000 shares of capital stock for issuance, consisting of 8,750,000 shares of Class A Common Stock with $0.00001 par value per share, 1,250,000 shares of Class A-1 Common Stock with $0.00001 par value per share which shares will only be bought or sold through the NetCapital online platform (Class A and Class A-1 collectively referred to as "Class A Common Stock"), 4,900,000 shares of Class B Common Stock with $0.00001 par value per share, and 100,000 shares of Preferred Stock with $0.00001 par value per share.

*Voting Rights*

The holders of Class A Common Stock and Class B Common Stock at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company.  Each holder of Class A Common Stock has the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock has the right to ten (10) votes per share of Class B Common Stock held of record by such holder.

*Dividend and Distribution Rights*

The shares of Class A Common Stock and Class B Common Stock are treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Company legally available therefor.

*Liquidation Preference*

Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Company available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under the Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

*Conversion*

Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Company or automatically upon the occurrence of a transfer (as defined in the Certificate of Incorporation) of a share of Class B Common Stock. Any such converted Class B share is then retired.

*Avadain, LLC*

Concerning Avadain, LLC, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Regulation Crowdfunding

In 2023, the Company conducted a Regulation CF offering of its Class A-1 Common Stock at $5.00 per share through the NetCapital online platform. The Company issued 898,890 shares of Class A-1 Common Stock at $5.00 per share for total gross proceeds of $4,494,450. Total offering costs incurred related to this offering was $279,143 which includes the value of 8,989 shares of Class A-1 Common Stock issued to NetCapital as non-cash compensation amounting to $44,945.

Regulation D

In 2024, the Company raised gross proceeds of $1,715,000 through the issuance of 343,000 shares of Class A Common Stock at a price per share of $5.00 under a Regulation D stock offering.

In 2023, the Company raised gross proceeds of $965,000 through the issuance of 223,250 shares of Class A Common Stock. Of such, 151,250 shares were issued at a price per share of $4.00 and 72,000 shares were issued at a price per share of $5.00.

Stock Issued for Services

In 2023, the Company issued 20,757 shares of Class A Common Stock pursuant to service agreements with contractors. The fair value of $89,615 was included in general and administrative expenses while $13,983 was included in sales and marketing expenses in the consolidated statements of operations.

Stock Options

In November 2021, the Company adopted the 2021 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees, non-employee directors and contractors. The options generally have a term of ten years and subject to vesting restrictions determined on a case-by-case basis.

As of December 31, 2024 and 2023, the Company has reserved 3,000,000 shares of Class A Common Stock for issuance under the Plan and there were 433,000 and 633,000 shares of Class A Common Stock available for grant, respectively.

A summary of options activities for the years ended December 31, 2024 and 2023 is as follows:

| | Options | Weighted Average Exercise | Intrinsic Value |
|---|---|---|---|
| Outstanding as of December 31, 2022 | 2,228,000 | $ 1.30 | $ 6,009,000 |
| Granted | 139,000 | 5.00 | |
| Forfeited | - | - | |
| Outstanding as of December 31, 2023 | 2,367,000 | $ 1.52 | $ 8,237,000 |
| Granted | 200,000 | 5.00 | |
| Forfeited | - | - | |
| Outstanding as of December 31, 2024 | 2,567,000 | $ 1.79 | $ 8,237,000 |
| | | | |
| Exercisable as of December 31, 2023 | 1,305,708 | $ 1.38 | |
| Exercisable as of December 31, 2024 | 1,742,000 | $ 1.55 | |

| | December 31 | |
|---|---|---|
| | **2024** | **2023** |
| Weighted average grant-date fair value of options granted during the | $ 2.84 | $ 2.61 |
| Weighted average duration (years) to expiration of outstanding options at | 7.23 | 8.05 |

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

| | December 31 | |
|---|---|---|
| | **2024** | **2023** |
| Risk-free interest rate | 4.41% | 3.63%-4.41% |
| Expected term (in years) | 7.00 | 6.04 |
| Expected volatilty | 50.00% | 50.00% |
| Expected dividend yield | 0.00% | 0.00% |

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 was $568,200 and $362,812, respectively.  Stock-based compensation expense amounted to $458,901 and $421,173 for the years ended December 31, 2024 and 2023, respectively.  The unrecognized compensation costs of $1,022,975 as of December 31, 2024 will be recognized as follows:

| December 31, | |
|---|---|
| 2025 | $ 444,975 |
| 2026 | 293,900 |
| 2027 | 142,050 |
| 2028 | 142,050 |
| | $ 1,022,975 |

Stock-based compensation expense was classified in the statements of operations as follows:

|  | **2024** | **2023** |
|---|---|---|
| General and administrative | $  174,383 | $  134,776 |
| Research and development | 128,492 | 214,798 |
| Sales and marketing | 156,026 | 71,599 |
|  | $  458,901 | $  421,173 |

## NOTE 5:  COMMITMENTS AND CONTINGENCIES

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business.  The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Patent Royalty Fee

In December 2020, upon the assignment by Fraunhofer of the patents and patent applications derived from graphene technology to Avadain, LLC, Avadain, LLC agreed to pay to Fraunhofer a royalty of two percent (2%) of the gross revenue that will be generated by (i) licensing the continuous flow process to mass produce graphene flakes ("MP Process"), and (ii) Avadain, LLC's own commercial manufacture, use, sale, importation, or exportation of graphene flakes using the MP Process.

Legal Services and Expenses for Patent Filing

In March 2021, the Company entered into an agreement with a third-party legal firm (the "Firm") to represent the Company in connection with the preparation, filing, and prosecution of patent applications relating to the manufacture of graphene.  Upon signing of the agreement, the Company assumed the liability amounting to $213,773 previously incurred by the Firm for Fraunhofer and Bastille, LLC.  Until the Company obtains at least $8,000,000 in total third-party funding, the Firm will provide legal services and advance expenses on a full contingency basis, up to a maximum amount of $50,000 after the date of the engagement agreement.  Amount incurred over the set maximum amount is due and demandable by the Firm within 30 days of receiving an invoice from the Firm.  The set maximum amount was increased by $14,021 in 2022 resulting to a set maximum amount of $277,794 as of both December 31, 2024 and 2023.

The Firm has incurred legal services and advance expenses over the set maximum amount amounting to $16,250 and $102,343 as of December 31, 2024 and 2023, respectively, and was recognized as a current liability and presented as current portion of "Due to patent attorney" in the consolidated balance sheets.

PIPCA Share

In September 2021, Bastille, LLC and Avadain, LLC signed a binding commitment letter in order to obtain the advance consent of Panasonic Intellectual Property Corporation Of America ("PIPCA") to change the ownership of Avadain, LLC to seek private funding from investors for further development and begin commercialization of the graphene technology.  Pursuant to the letter, Bastille, LLC and Avadain, LLC formed a new corporation, Avadain, Inc., and caused Avadain, Inc. to accept and assume the rights and obligations owed by Bastille, LLC and Avadain, LLC to PIPCA.  PIPCA is entitled to 50% of any amount to be distributed by Avadain, LLC to Bastille, LLC.

Grants

The Company received grants for specific purposes that are subject to review and audit by the grantor. Such audit may result in grantor requiring a reimbursement from the Company for expenditures disallowed by the grant terms.  Management does not expect any such disallowances to be material.

**NOTE 6:  INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes.  The difference relates primarily to cash to accrual differences and net operating loss carryforwards.  As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $814,178 and $530,281, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized.  In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.  The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception.  Therefore, a valuation allowance of $814,178 and $530,281 was recorded as of December 31, 2024 and 2023, respectively.  Valuation allowance increased by $283,897 and $312,509 during the years ended December 31, 2024 and 2023, respectively.  Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.14%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax asset.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,115,277 and $2,029,007, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

## NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements.  As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 8:  SUBSEQUENT EVENTS

Regulation Crowdfunding

The Company intends to initiate a Regulation Crowdfunding of its Class A-1 Common Stock in the first half of 2025.

Management's Evaluation

The Company has evaluated subsequent events through March 10, 2025, the date the consolidated financial statements were available to be issued.  Based on the evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.